Albany Atlanta Brussels Denver Los Angeles	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC
THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

September 6, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. John Reynolds

Re:	China BCT Pharmacy Group, Inc.
Post-effective amendment to Form S-1
Filed June 12, 2012
File No. 333-165161
Amendment No. 3 to Form 10-K for Fiscal Year Ended
December 31, 2011
Filed June 12, 2012
File No. 333-145620
Supplemental response letter
Dated July 23, 2012

SEC Comment Letter, dated August 16, 2012

Ladies and Gentlemen:

On behalf of our client, China BCT Pharmacy Group, Inc. (the “Company”), we are responding to the letter to the Company dated August 16, 2012, 2012 (the “Comment Letter”) from John Reynolds, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the comments of the Commission staff (the “Staff”).  For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2011

Comment 1.
You state that accounts receivable turnover increased from 121 days to 170 days in 2011 due primarily to the longer payment cycle of hospitals and community centers in the PRC. You also disclose that you offset the accounts receivable and accounts payable of your distributors. What percentage of your accounts receivable is subject to offset? You indicated in your response to our prior comment 2 under the “Accuracy/Detail” subheading that you were unable to segregate your receivables by customer, so please tell us how you are able to determine the balance of an individual distributor’s accounts receivable for purposes of offset. For the non-hospital distributor accounts that have not been offset, please explain to us the reasons for the delay in collections.

Response:

Fifty-Six percent (56%) of the Company’s accounts receivable are subject to offset.  The response in our letter to the Staff, dated July 23, 2012, to prior comment 2 relating to our inability to segregate our receivables by customer applied only with respect to certain small amount customers of only one of our sales groups within our distribution segment, which include smaller individual clinics and drug stores.  We are able to identify a majority of our customers by individual accounts and track detail for those accounts on a customer-by-customer basis.  The customers in question typically involve small amounts, we previously did not assign each of those customers a separate customer account number, but segregated those small accounts under the names of several sales representatives of ours to save administrative costs and, as a result, we were unable to segregate our receivables by such small customer accounts, which are not subject to off-set.  To correct this, our accounting department now tracks the sales amount, and accounts receivable, by each individual account for all sales groups, and we have instructed our sales department to eliminate certain smaller accounts where the cost of maintaining proper records for such accounts outweighs the benefit of maintaining those relationships.  The Company’s non-hospital distributor accounts that are also not vendors represent approximately 7.7% of the pharmaceutical distribution segment’s sales as of June 30, 2012.  With respect to these accounts, as to 63%  there is no delay in receipt beyond the normal credit terms of 90 days; the remaining 37% are outstanding for more than six months. Historically, of this 37%, approximately 60% are provided for in the Company’s bad debt reserve and the remaining 40% are paid in full within 12 months..

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Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

TW:dse

cc:           Shelly Zhang